AIG Life & Retirement

2919 Allen Parkway

Houston, Texas 77019

www.aig.com

Nori L. Gabert

Associate General Counsel

and Vice President

T 713 831 5165

F 713 831 5931

nori.gabert@valic.com

VIA EDGAR

April 25, 2014

Ms. Jamie Walter

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SunAmerica Series Trust (the “Registrant”)

Response to Staff Comments on Post-Effective Amendment No. 74 to

Registration Statement on Form N-1A (the “Amendment”)

File Numbers 33-52742 and 811-07238

CIK Number 0000892538

Dear Ms. Walter:

The Registrant filed the Amendment pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “Securities Act”) on February 14, 2014. This letter responds to the comments you provided to the undersigned regarding the Amendment via telephone conference on March 31, 2014.

For your convenience, the substance of your comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment. The Staff’s comments have been categorized as “Global Comments to the Prospectus,” “Portfolio-Specific Comments to the Prospectus,” and “Comments to the Statement of Additional Information,” and the comments have been grouped accordingly under each category. The Registrant’s responses to the comments are reflected in Post-Effective Amendment No. 75 to the Registration Statement under the Securities Act and the Investment Company Act of 1940 (the “1940 Act), which is being filed today pursuant to Rule 485(b) under the Securities Act.

Global Comments to the Prospectus

Comment No. 1 Please confirm that the bracketed and blank spaces in the Amendment will be populated in the filing of the next Post-Effective Amendment.

Response: The requested additions have been made in Post-Effective Amendment No. 75.

Comment No. 2 The Amendment does not appear to contain the disclosure required by Item 9 of Form N-1A. Please explain why the Registrant believes that the prospectus is responsive to Item 9 of Form N-1A or make the required changes.

Response: The Registrant respectfully submits that the disclosure satisfies the requirements of Form N-1A. General Instruction C.3 (a) to Form N-1A states that the information included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus. As a result, the Registrant does not believe that it is required to include

April 24, 2014

in the response to Item 9 the disclosure about each Portfolio’s principal strategies and risks that it has provided in the response to Item 4. In addition, General Instruction C.3 (a) requires the Registrant to organize information in the prospectus in a manner that is easy for investors to understand. General Instruction C.3 (a) provides that information required by Form N-1A, other than that provided in response to Items 2 through 8, need not follow the order of the items in the Form. The section of the Prospectus titled “Additional Information about the Portfolio’s Investment Strategies and Investment Risks” includes disclosure about strategies and risks that the Registrant believes to be relevant to a full understanding of the Portfolios’ policies but that may involve a smaller percentage of each Portfolio’s assets than the principal strategies. As a result, the Registrant respectfully submits that the disclosure in the prospectus, taken as a whole, is responsive to the requirements of Form N-1A.

Comment No. 3 The Staff asks whether the Portfolios’ shares are sold through insured depository institutions and notes that if they are not, the statement in each Portfolio’s summary that “shares of the Portfolio are not bank deposits and not guaranteed or insured by any bank, government entity or the Federal Deposit Insurance Corporation” is not required.

Response: Each Portfolio’s shares may be sold through insurance products that are in turn sold through insured depositary institutions and such disclosure is included in response to Item 4(b)(1)(iii) of Form N-1A.

Portfolio-Specific Comments to the Prospectus

Comment No. 4 Please revise the footnote to the “annual portfolio operating expenses” in the section “Fees and Expenses” for the SunAmerica Dynamic Allocation Portfolio and the Blue Chip Growth Portfolio by decreasing the type size of the footnote and removing the table in the footnote that discloses the recoupment.

Response: The requested changes have been made.

Comment No. 5 Corporate Bond, Equity Index, International Diversified Equities, Telecom Utility, Total Return Bond, SunAmerica Dynamic Allocation, SunAmerica Dynamic Strategy and VCP Managed Asset Allocation SAST Portfolios. Please revise the “Derivative Risks” disclosure in the section “Principal Risks of Investing in the Portfolio so that the prospectus conforms to the principles outlined in the Staff’s letter to the Investment Company Institute dated July 30, 2010 regarding derivatives-related disclosure.

Response: The Registrant has reviewed the “Derivative Risks” in the prospectus for each of the above Portfolios and confirms that it does not consider the discussion of derivative instruments and risks therein to be too generic or standardized and further confirms that such disclosure is intended to describe the particular types of derivative instruments and risks therefrom that the adviser or subadviser to each Portfolio considers such Portfolio reasonably likely to purchase.

Comment No. 6 Emerging Markets Portfolio, SunAmerica Dynamic Allocation Portfolio and VCP Managed Asset Allocation SAST Portfolio. Please revise the disclosure in the footnote to “Fees and Expenses of the Portfolio” with respect to annual portfolio operating expenses and the fee waiver to reflect, if applicable, that the fee waiver will be extended for one year from the date of the prospectus.

April 24, 2014

Response: The requested change has been made as applicable to the respective Portfolio.

Comment No. 7 Equity Opportunities, MFS Massachusetts Investors Trust, MFS Total Return and Telecom Utility Portfolios. Please include as a principal risk a discussion of quantitative investment models risk.

Response: The requested change has been made.

Comment No. 8 Foreign Value and Small & Mid Cap Value Portfolios. Please change the performance bar chart to reflect the class of shares that has been in existence for at least ten (10) years, or the class that has been in existence the longest, as required by Instruction 3 to Item 4.

Response: The requested change has been made.

Comment No. 9 Real Estate Portfolio. Please include disclosure in the sections “Principal Investment Strategies” and “Principal Risks of Investing in the Portfolio” that the Portfolio is non-diversified and the risks associated with being a non-diversified portfolio.

Response: The requested changes have been made.

Comment No. 10 VCP Managed Asset Allocation SAST Portfolio. Please remove footnote 4 to the Fee Table under “Fees and Expenses of the Portfolio” and revise the turnover rate to state that it applies for the period since inception.

Response: The waiver and reimbursement referenced in footnote no. 4 to the Portfolio’s fee table has been revised to extend the waiver through at least May 1, 2015. Accordingly, the Registrant has retained the footnote. Since the Portfolio has been in operation for a full fiscal year, the Registrant respectfully declines to revise the section captioned “Portfolio Turnover” to state that it applies for the period since inception.

Comment No. 11 With respect to the American Funds Growth SAST Portfolio, American Funds Global Growth SAST Portfolio, American Funds Growth-Income SAST Portfolio, American Funds Asset Allocation SAST Portfolio, and Managed Risk Asset Allocation SAST Portfolio (“Feeder Funds”), please describe how shares would be valued if the New York Stock Exchange (“NYSE”) closes early, and disclose whether the shares of the Feeder Funds are valued in a manner different than their corresponding Master Funds.

Response: The Registrant notes that the prospectus discloses that the Feeder Funds’ net asset value (“NAV”) is “determined based upon the NAV of its corresponding Master Fund.” Since the price of each Feeder Fund is derived from the NAV of its respective Master Fund, in the event the NYSE were to close early, the Feeder Funds’ NAVs would still be determined based on the respective Master Fund’s NAV.

April 24, 2014

Comments to the Statement of Additional Information

Comment No. 12 Please remove all references to Jana Greer.

Response: The requested change has been made.

Comment No. 13 Please include disclosure regarding the changes to the Declaration of Trust.

Response: The requested change has been made.

Comment No. 14 Please include as exhibits to Part C the Subadvisory Agreements for the Blue Chip and Real Estate Portfolios as well as the Amended and Restated Declaration of Trust.

Response : The requested exhibits are included in Post-Effective Amendment No. 75.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the SEC is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents, and represents that it will not assert the SEC’s comment process as a defense in any securities-related litigation brought against the Portfolios.

Post-Effective Amendment No. 75 will become effective automatically on May 1, 2014, pursuant to Rule 485(b) under the Securities Act. Please do not hesitate to contact me at (713) 831-5165 if you have comments or if you require additional information regarding the Amendment.

Respectfully submitted,

/s/ NORI L.GABERT
Nori L. Gabert

cc: Louis Ducote, Esq.